UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE
ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2020

Commission File Number: 001-32751

GRUPO AEROPORTUARIO DEL PACÍFICO S.A.B. DE C.V.
(PACIFIC AIRPORT GROUP)
(Translation of registrant's name into English)

México
(Jurisdiction of incorporation or organization)

Avenida Mariano Otero No. 1249-B
Torre Pacifico, Piso 6
Col. Rinconada del Bosque
44530 Guadalajara, Jalisco, México
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F [ X ]      Form 40-F [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

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Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

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Grupo Aeroportuario del Pacifico Announces Results for the Third Quarter of 2020

GUADALAJARA, Mexico, Oct. 29, 2020 (GLOBE NEWSWIRE) -- Grupo Aeroportuario del Pacífico, S.A.B. de C.V. (NYSE: PAC; BMV: GAP) (“the Company” or “GAP”) reported its consolidated results for the third quarter ended September 30, 2020 (3Q20). Figures are unaudited and have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).

COVID-19 Impact

During the third quarter of the year, the COVID-19 pandemic affected the Company’s results, mainly due to the decrease in international and domestic passenger traffic compared to 3Q19. During the quarter, activities that were categorized as non-essential in Mexico in the 2Q20 began to reactivate and the airports began to show improvements in passenger traffic, however, the general population was encouraged to remain at home. With respect to operations in the Jamaican airports, the Government lifted restrictions on incoming international flights beginning June 15, thus airports began operating normally, but with much lower levels of passenger traffic compared to 3Q19.

The level of recovery in the Company’s operations and results will depend on the duration and containment of the pandemic by the Mexican, Jamaican and U.S. governments, as the main origin-destination. Due to the nature of the pandemic, the Company cannot completely estimate its impact on the financial situation or the operating results of the Company for the short, medium or long term.

3Q20 Company Measures:

  During the quarter, the Company continued to offer support to the airlines and its commercial clients. For commercial contracts, the Company granted discounts on the guaranteed minimum rent amounts in accordance with the percentage of passenger traffic decrease at each airport, thereby maintaining percentage of participation over revenues. Additionally, the Company signed rent payment deferral contracts with the commercial clients. With regards to the airlines, the Company implemented an incentive program in accordance with the reactivation of routes and frequencies that were held prior to the pandemic.
  The Company was able to limit the cost of services by closing unnecessary operating areas and with the gradual opening of such areas in accordance with the increase in passenger flow, thereby lowering the cost of cleaning services, security, maintenance, electricity, supplies, professional services and other costs.
  During 3Q20, all 14 of our airports were certified in Airport Health Accreditation by the Airports Council International (“ACI”), due to its implementation of strict sanitary security protocols to protect the health of passengers and employees. At the same time, the Company maintained the caliber of its operations and security to ensure a lower contagion risk and provide passengers with the confidence to travel. These measures will remain in place permanently.
  Mexican Gross Domestic Product was announced during the quarter, shrinking 5.3% for the trailing 12 months. GAP requested the Mexican Aviation Authority for an extraordinary review of the Master Development Program for the current five-year period. A formal request was also submitted to the Authority for a review of the Jamaican airports. At this time, there is no timeframe defining how long the extraordinary tariff review will take, however we expect a response by the end of 2020.

Impact of COVID-19 on the Company’s Financial Position:

While the effects of the pandemic resulted in a significant decline in 3Q20 results, the Company generated a positive EBITDA. Controlling cost of services, the decrease in concession and technical assistance fees, allowed the Company to mitigate the impact of COVID-19 on revenues.

During 3Q20, the Company generated a positive cash flow in operating activities, even though significantly lower than the figures for 3Q19. The Company reported a solid financial position for the close of 3Q20, cash and cash equivalents on September 30, 2020 reached Ps. 15.2 billion. During 3Q20, the Company drew down on a bank loan at the Montego Bay Airport for Ps. 673.7 million (US$30.0 million).

During 3Q20, the Company carried out an evaluation covering the possible adverse impacts of the pandemic on the Company’s financial condition and operating results, as well as a review of the indicators and deterioration of the larger long-term assets, expected credit losses and recovery of assets due to deferred taxes. The conclusion was that, despite the impact of COVID-19 on 3Q20 being lower than in 2Q20, the Company cannot ensure that the negative effect of the pandemic will decline in the upcoming quarters, nor can it ensure that local and global economic conditions will improve. The Company can also not ensure the availability of financing, or that general credit conditions will remain favorable.

In this evaluation, the Company reviewed financial results for the short, medium and long term, concluding that a significant deterioration of the Company’s assets is not expected. As such, the Company does not foresee business interruption or closing of operations at any of its airports.

The Company will continue to monitor the pandemic’s adverse effects on the results of the operations, including the monitoring of key indicators, deterioration tests, projections, budgets, fair values, future cash flow related to the recovery of the financial and non-financial assets, as well as possible contingencies.

The Company carried out the risk valuation that represents the portfolio of airlines and commercial clients in terms of liquidity. Thus, the cost of operation recognizes a Ps. 113.1 million provision as a reserve for expected credit losses.

In accordance with the estimated 2020 annual results, the Company expects an asset recovery for deferred taxes recognized in the statement of cash position, even though the results declined with respect to 2019.

The Company will continue informing the market in a timely manner regarding future material updates to the airport operations, as well as measures that are adopted for preserving liquidity and business continuity.

Summary of Results 3Q20 vs. 3Q19

  The sum of aeronautical and non-aeronautical services revenues decreased by Ps. 1.6 billion, or 44.0%. Total revenues decreased by Ps. 1.3 billion, or 28.9%.

  Cost of services decreased by Ps. 20.1 million, or 3.0%.

  Operating loss decreased by Ps. 1.4 billion, or 70.7%.

  EBITDA decreased by Ps. 1.4 billion, or 55.2%, going from Ps. 2.5 billion in 3Q19 to Ps. 1.1 billion in 3Q20. The EBITDA margin (excluding the effects of IFRIC 12) decreased from 69.5% in 3Q19 to 55.6% in 3Q20.

  Net loss and comprehensive loss decreased by Ps. 1.2 billion, from Ps. 1.5 billion in 3Q19 to Ps. 271.7 million, or 81.3% in 3Q20.

Passenger Traffic

During 3Q20, total terminal passengers at the Company’s 14 airports decreased by 6,144.7 thousand passengers, a decrease of 51.8%, compared to 3Q19. During 3Q20, there were no new route openings.

Domestic Terminal Passengers – 13 airports (in thousands):

Airport	3Q19	3Q20	Change	9M19	9M20	Change
Guadalajara	2,671.4	1,260.0	(52.8%)	7,765.8	3,990.3	(48.6%)
Tijuana *	1,556.2	1,211.0	(22.2%)	4,451.1	3,091.3	(30.5%)
Los Cabos	562.2	305.8	(45.6%)	1,447.7	784.6	(45.8%)
Puerto Vallarta	539.9	230.7	(57.3%)	1,371.2	632.5	(53.9%)
Montego Bay	2.7	0.0	(100.0%)	6.9	1.0	(86.1%)
Guanajuato	528.0	241.5	(54.3%)	1,522.3	722.0	(52.6%)
Hermosillo	455.7	194.5	(57.3%)	1,315.7	649.1	(50.7%)
Mexicali	301.7	151.7	(49.7%)	871.1	475.5	(45.4%)
Morelia	116.9	97.3	(16.8%)	342.8	269.2	(21.5%)
La Paz	274.0	127.1	(53.6%)	740.4	374.1	(49.5%)
Aguascalientes	160.4	87.7	(45.3%)	465.6	245.3	(47.3%)
Los Mochis	95.6	38.3	(60.0%)	282.8	135.7	(52.0%)
Manzanillo	21.3	9.2	(56.8%)	70.5	34.3	(51.4%)
Total	7,286.1	3,954.7	(45.7%)	20,653.8	11,404.9	(44.8%)
*CBX users are classified as international passengers

International Terminal Passengers – 13 airports (in thousands):

Airport	3Q19	3Q20	Change	9M19	9M20	Change
Guadalajara	1,157.8	528.4	(54.4%)	3,234.5	1,646.2	(49.1%)
Tijuana *	741.9	382.1	(48.5%)	2,136.1	1,207.1	(43.5%)
Los Cabos	745.4	284.2	(61.9%)	2,764.7	1,259.4	(54.4%)
Puerto Vallarta	447.6	118.5	(73.5%)	2,418.2	1,229.8	(49.1%)
Montego Bay	1,099.0	174.5	(84.1%)	3,615.2	1,324.1	(63.4%)
Guanajuato	183.0	68.7	(62.5%)	528.2	233.8	(55.7%)
Hermosillo	17.2	8.1	(52.9%)	51.7	28.7	(44.4%)
Mexicali	1.8	0.3	(80.1%)	5.1	1.6	(67.6%)
Morelia	105.8	53.2	(49.7%)	312.9	162.1	(48.2%)
La Paz	2.8	0.9	(66.4%)	9.4	4.7	(50.0%)
Aguascalientes	65.0	22.6	(65.2%)	164.4	77.9	(52.6%)
Los Mochis	1.9	0.3	(83.4%)	5.4	1.6	(69.6%)
Manzanillo	8.4	3.0	(64.0%)	60.8	32.6	(46.4%)
Total	4,577.5	1,644.9	(64.1%)	15,306.3	7,209.7	(52.9%)
*CBX users are classified as international passengers

Total Terminal Passengers – 13 airports (in thousands):

Airport	3Q19	3Q20	Change	9M19	9M20	Change
Guadalajara	3,829.2	1,788.4	(53.3%)	11,000.3	5,636.5	(48.8%)
Tijuana *	2,298.1	1,593.1	(30.7%)	6,587.2	4,298.4	(34.7%)
Los Cabos	1,307.6	590.0	(54.9%)	4,212.4	2,044.0	(51.5%)
Puerto Vallarta	987.5	349.2	(64.6%)	3,789.4	1,862.3	(50.9%)
Montego Bay	1,101.7	174.5	(84.2%)	3,622.0	1,325.1	(63.4%)
Guanajuato	711.1	310.1	(56.4%)	2,050.5	955.8	(53.4%)
Hermosillo	472.9	202.5	(57.2%)	1,367.4	677.8	(50.4%)
Mexicali	303.5	152.0	(49.9%)	876.2	477.2	(45.5%)
Morelia	222.7	150.5	(32.4%)	655.7	431.3	(34.2%)
La Paz	276.8	128.0	(53.7%)	749.8	378.8	(49.5%)
Aguascalientes	225.4	110.3	(51.0%)	630.0	323.2	(48.7%)
Los Mochis	97.6	38.6	(60.4%)	288.2	137.3	(52.4%)
Manzanillo	29.7	12.2	(58.9%)	131.2	66.8	(49.1%)
Total	11,863.6	5,599.6	(52.8%)	35,960.1	18,614.5	(48.2%)
*CBX users are classified as international passengers

Kingston Airport (in thousands):

Passegners	3Q19	3Q20	Change	9M19	9M20	Change
Domestic	N/A	0.0	N/A	N/A	1.3	N/A
Internacional	N/A	119.3	N/A	N/A	494.4	N/A
Total	N/A	119.3	N/A	N/A	495.7	N/A

Total Passengers – 14 airports (in thousands):

Passengers	3Q19	3Q20	Change	9M19	9M20	Change
Domestic	7,286.1	3,954.7	(45.7%)	20,653.8	11,406.2	(44.8%)
Internacional	4,577.5	1,764.2	(61.5%)	15,306.3	7,704.1	(49.7%)
Total	11,863.6	5,718.9	(51.8%)	35,960.1	19,110.2	(46.9%)

CBX Users (in thousands):

	3Q19	3Q20	Change	9M19	9M20	Change
Tijuana	730.0	380.3	(47.9%)	2,100.9	1,198.0	(43.0%)

Consolidated Results for the Third Quarter of 2020 (in thousands of pesos):

	3Q19	3Q20	Change
Revenues
Aeronautical services	2,567,517	1,526,645	(40.5%)
Non-aeronautical services	950,353	444,126	(53.3%)
Improvements to concession assets (IFRIC 12)	797,548	1,097,300	37.6%
Total revenues	4,315,418	3,068,071	(28.9%)

Operating costs
Costs of services:	670,350	650,245	(3.0%)
Employee costs	205,622	248,704	21.0%
Maintenance	141,467	83,742	(40.8%)
Safety, security & insurance	105,657	108,553	2.7%
Utilities	104,375	101,137	(3.1%)
Other operating expenses	113,229	108,109	(4.5%)

Technical assistance fees	115,795	58,254	(49.7%)
Concession taxes	297,308	176,469	(40.6%)
Depreciation and amortization	439,691	506,982	15.3%
Cost of improvements to concession assets (IFRIC 12)	797,548	1,097,300	37.6%
Other income	(7,605)	(7,387)	(2.9%)
Total operating costs	2,313,087	2,481,863	7.3%
Income from operations	2,002,331	586,208	(70.7%)

Financial Result	(168,861)	(241,200)	42.8%
Share of loss of associates	(5)	-	100.0%
Income before income taxes	1,833,465	345,008	(81.2%)
Income taxes	(470,746)	7,432	(101.6%)
Net income	1,362,719	352,440	(74.1%)
Currency translation effect	93,377	(127,539)	(236.6%)
Cash flow hedges, net of income tax	-	58,447	100.0%
Remeasurements of employee benefit – net income tax	(147)	(11,633)	7813.6%
Comprehensive income	1,455,949	271,715	(81.3%)
Non-controlling interest	(33,307)	55,306	266.1%
Comprehensive income attributable to controlling interest	1,422,642	327,021	(77.0%)

	3Q19	3Q20	Change
EBITDA	2,442,022	1,093,190	(55.2%)
Comprehensive income	1,455,949	271,715	(81.3%)
Comprehensive income per share (pesos)	2.5953	0	(81.3%)
Comprehensive income per ADS (US dollars)	1.1748	0.22	(81.3%)

Operating income margin	46.4%	19.1%	(58.8%)
Operating income margin (excluding IFRIC 12)	56.9%	29.7%	(47.7%)
EBITDA margin	56.6%	35.6%	(37.0%)
EBITDA margin (excluding IFRIC 12)	69.5%	55.6%	(20.2%)
Costs of services and improvements / total revenues	34.0%	57.0%	67.5%
Cost of services / total revenues (excluding IFRIC 12)	19.1%	33.0%	73.1%

- Net (loss) income and comprehensive income (loss) per share were calculated based on 561,000,000 outstanding shares. U.S. dollar figures presented were converted from pesos to U.S. dollars at a rate of Ps. 22.910 per U.S. dollar (the noon buying rate on September 30, 2020, as published by the U.S. Federal Reserve Board).
- For purposes of the consolidation of the Montego Bay airport and the Kingston airport, the average monthly exchange rate of Ps. 22.1055 per U.S. dollar for the three months ended September 30, 2020 was used.

Revenues (3Q20 vs. 3Q19)

  Aeronautical services revenues decreased by Ps. 1.0 billion, or 40.5%
  Non-aeronautical services revenues decreased by Ps. 506.2 million, or 53.3%
  Revenues from improvements to concession assets increased by Ps. 299.8 million, or 37.6%
  Total revenues decreased by Ps. 1.3 billion, or 28.9%
  Aeronautical services revenues include:

    Revenues from the Mexican airports decreased by Ps. 854.6 million, or 38.7%, compared to 3Q19, generated mainly by a 49.6% decrease in passenger traffic, offset by the increase in passenger fees applicable in 2020. In addition, during 3Q20, airlines were granted exemptions for airport service fees, through incentives in accordance with the reactivation of routes.

    Revenues from the Montego Bay airport decreased by Ps. 275.5 million, or 77.0%, compared to 3Q19. This was mainly due to the 84.2% decrease in passenger traffic. The increase in the passenger fees for 2020 offset this decline in passenger traffic and the depreciation of the peso versus the U.S. dollar in 3Q20 of 13.8%, going from an average exchange rate of Ps. 19.4195 in 3Q19 to Ps. 22.1055 in 3Q20.

    The consolidation of aeronautical revenues from the Kingston airport contributed Ps. 89.2 million to revenues.

  Non-aeronautical services revenues include:

    The Mexican airports contributions decreased by Ps. 432.9 million, or 54.1%, compared to 3Q19. Revenues from businesses operated by third parties decreased by Ps. 248.0 million. This was mainly due to a decrease in revenues from food and beverage, car rentals, duty-free stores, commercial spaces, and time shares, which jointly decreased by Ps. 225.4 million, or 57.6%. Revenues from businesses operated directly by the Company decreased by Ps. 165.3 million, or 63.6%, while the recovery of costs decreased by Ps. 19.6 million, or 41.2%.

    ii. Revenues from the Montego Bay airport decreased by Ps. 97.5 million, or 65.1% compared to 3Q19. Revenues in U.S. dollars decreased by US$ 5.3 million, or 69.9%. However, the 13.8% depreciation of the Mexican peso against U.S. dollar offset the decline in dollar revenues in 3Q20.

    iii. The consolidation of the Kingston airport contributed Ps. 24.1 million to non-aeronautical revenue.

	3Q19	3Q20	Change
Businesses operated by third parties:
Duty-free	128,258	54,116	(57.8%)
Food and beverage	126,440	44,320	(64.9%)
Retail	95,637	43,445	(54.6%)
Car rentals	96,563	51,512	(46.7%)
Leasing of space	60,529	48,312	(20.2%)
Time shares	56,749	20,612	(63.7%)
Ground transportation	33,416	18,720	(44.0%)
Communications and financial services	23,129	11,082	(52.1%)
Other commercial revenues	13,362	16,612	24.3%
Total	634,084	308,731	(51.3%)

Businesses operated directly by us:
Car parking	102,602	58,820	(42.7%)
VIP lounges	67,014	11,887	(82.3%)
Advertising	50,171	9,432	(81.2%)
Convenience stores	43,317	18,017	(58.4%)
Total	263,104	98,156	(62.7%)
Recovery of costs	53,165	37,239	(30.0%)
Total Non-aeronautical Revenues	950,353	444,126	(53.3%)

Figures expressed in thousands of Mexican pesos.
  Revenues from improvements to concession assets1
  Revenues from improvements to concession assets (IFRIC12) increased by Ps. 299.8 million, or 37.6%, compared to 3Q19, mainly in the Mexican airports, which increased by Ps. 304.9 million, or 39.5%, given that 2020 marks the beginning of the 2020-2024 Master Development Program. The increase was offset by a decline in services for improvements to concession assets at the Montego Bay airport for Ps. 5.2 million, or 20.0%.

[1] Revenues from improvements to concession assets are recognized in accordance with International Financial Reporting Interpretation Committee 12 “Service Concession Arrangements” (IFRIC 12), but this recognition does not have a cash impact or an impact on the Company’s operating results. Amounts included as a result of the recognition of IFRIC 12 are related to construction of infrastructure in each quarter to which the Company has committed in accordance with the Company’s Master Development Programs in Mexico and Capital Development Program in Jamaica. All margins and ratios calculated using “Total Revenues” include revenues from improvements to concession assets (IFRIC 12), and, consequently, such margins and ratios may not be comparable to other ratios and margins, such as EBITDA margin, operating margin or other similar ratios that are calculated based on those results of the Company that do have a cash impact.

Total operating costs increased by Ps. 168.8 million, or 7.3%, compared to 3Q19, mainly due to the increase in the cost for improvements to concession assets (IFRIC12) of Ps. 299.8 million. Meanwhile, operating costs in the Kingston airport reached Ps. 159.2 million. Not including these costs, total operating costs declined by Ps. 290.2 million, or 12.5%. This was comprised in the following manner:

Mexican Airports:

  Operating costs increased by Ps. 146.5 million or 7.6%, compared to 3Q19, mainly due to an increase in the cost of improvements to the concession assets (IFRIC12) for Ps. 304.9 million, or 39.5%, (excluding this cost, operating costs decreased by Ps. 158.5 million or 13.8%) and the depreciation and amortization of Ps. 34.7 million, or 10.0%. These increases were offset by a decline in the technical assistance fee and rights over concession assets for Ps. 121.6 million, or 45.8%, due to the decline in revenues, as well as a decrease in the cost of services of Ps. 75.2 million, or 13.6%.

The decline in the cost of services was mainly due to the partial closure of underutilized operating areas during 3Q20, implemented to reduce expenses:

  Maintenance costs decreased by Ps. 58.3 million, or 48.6%, compared to 3Q19.
  Utilities decreased by Ps. 16.6 million, or 20.8%, compared to 3Q19, due to the partial closing of the operating areas in 3Q20, which lowered energy consumption by Ps. 15.1 million.
  Security and insurance decreased by Ps. 15.6 million, or 18.9%, compared to 3Q19, mainly due to the reduction of security personnel resulting from the partial closure of some operating areas.
  Other operating expenses decreased by Ps. 16.0 million, or 16.6%, compared to 3Q19, mainly due to a decrease in the cost of sales in the VIP lounges and convenience stores, as well as professional service fees, travel costs and expenses for FBO services for Ps. 41.5 million, or 66.6%, jointly. There was also an increase in the estimate for the credit estimate that was expected due to the financial situation of clients, for Ps. 21.5 million, as well as the payments for expenses for hygiene for the prevention of COVID-19, which together totaled Ps. 2.5 million.
  Employee expenses increased by Ps. 31.3 million, or 18.2%, compared to 3Q19, due to the early voluntary retirement program that the Company launched for the organizational restructure, totaling approximately Ps. 20.2 million.

Montego Bay Airport:

  Operating costs decreased by Ps. 136.9 million, or 34.9% compared to 3Q19, mainly due to the decrease in concession fees of Ps. 134.5 million, or 91.1%, cost of services of Ps. 23.8 million, or 20.0%, and cost of improvements to the concession assets (IFRIC12) of Ps. 5.2 million, or 20.0%, which were offset by the increase in depreciation and amortization of Ps. 29.9 million, or 29.5%. Operating costs in U.S. dollars declined by US$ 5.8 million. However, this figure was offset by the 13.8% depreciation of the Mexican peso against the U.S. dollar.

Kingston Airport:

  The consolidation of the Kingston airport resulted in an increase in expenses of Ps. 159.2 million in 3Q20, which was mainly comprised of concession fees for Ps. 77.8 million, cost of services for Ps. 18.2 million, security and insurance costs of Ps. 17.5 million, other operating costs of Ps. 17.4 million, employee costs of Ps. 16.4 million, and maintenance expenses of Ps. 9.4 million.

Operating margin for 3Q20 declined by 2,730 basis points, from a margin of 46.4% in 3Q19 to a margin of 19.1% in 3Q20. Excluding the effects of IFRIC-12, operating margin declined by 2,720 basis points, from 56.9% to 29.7% in 3Q20. Operating income decreased by Ps. 1.4 billion, or 70.7%, compared to 3Q19.

EBITDA margin declined by 2,100 basis points, from 56.6% in 3Q19 to 35.6% in 3Q20. Excluding the effects of IFRIC-12, EBITDA margin declined by 1,390 basis points, from 69.5% in 3Q19 to 55.6% in 3Q20. The nominal value of EBITDA was Ps. 1.1 billion in 3Q20, compared to Ps. 2.5 billion in 3Q19, a decrease of 55.2%.

The net financial result increased by Ps. 72.3 million, from a net expense of Ps. 168.9 million in 3Q19 to a net expense of Ps. 241.2 million in 3Q20. This decrease was mainly the result of:

  Foreign exchange rate fluctuations, which went from a Ps. 70.3 million gain in 3Q19 to a Ps. 12.4 million gain in 3Q20, mainly due to a 2.4% depreciation of the Mexican peso against the U.S. dollar in 3Q19, compared to an appreciation of 2.2% at the end of 3Q20, thereby generating a decrease in the foreign exchange loss of Ps. 57.9 million. The currency translation effect represented a loss of Ps. 220.9 million, compared to 3Q19.

  A decrease in interest expenses of Ps. 5.9 million, or 1.5%, compared to 3Q19, mainly due to a decline in the interest rates, which was offset by higher debt derived from the issuance of long-term bonds and bank debt disbursed during 2020.

  Interest income declined by Ps. 20.2 million, or 12.5%, mainly due to the decline in the investment rates.

In 3Q20, there was comprehensive loss of Ps. 1.2 billion, or 81.3% compared to 3Q19. This effect was mainly derived by the substantial passenger traffic decline, which also lowered revenues for 3Q20.

In 3Q20, the Company experienced a net loss of Ps. 1.0 billion, or 74.1% compared to 3Q19. Income taxes decreased by Ps. 478.2 million, or 101.6%, as a result of a decline of Ps. 344.0 million in income tax incurred, as well as the increase in the benefit from deferred income tax for Ps. 134.1 million, due to a higher inflation rate in 3Q20, that went from 0.6% in 3Q19 to 1.5% in 3Q20.

Consolidated Results for the First Nine Months of 2020 (in thousands of pesos):

	9M19	9M20	Change
Revenues
Aeronautical services	7,776,615	5,202,303	(33.1%)
Non-aeronautical services	2,808,953	1,797,608	(36.0%)
Improvements to concession assets (IFRIC 12)	1,066,398	2,522,058	136.5%
Total revenues	11,651,966	9,521,968	(18.3%)

Operating costs
Costs of services:	1,971,293	2,030,357	3.0%
Employee costs	628,738	735,170	16.9%
Maintenance	402,269	295,547	(26.5%)
Safety, security & insurance	310,100	337,958	9.0%
Utilities	269,633	272,456	1.0%
Other operating expenses	360,553	389,226	8.0%

Technical assistance fees	345,013	199,296	(42.2%)
Concession taxes	915,461	714,896	(21.9%)
Depreciation and amortization	1,287,131	1,494,213	16.1%
Cost of improvements to concession assets (IFRIC 12)	1,066,398	2,522,058	136.5%
Other income	(16,538)	1,635	(109.9%)
Total operating costs	5,568,758	6,962,454	25.0%
Income from operations	6,083,208	2,559,514	(57.9%)

Financial Result	(487,208)	(567,383)	16.5%
Share of loss of associates	(12)	3	125.0%
Income before income taxes	5,595,987	1,992,134	(64.4%)
Income taxes	(1,572,146)	(413,839)	(73.7%)
Net income	4,023,841	1,578,295	(60.8%)
Currency translation effect	(46,362)	1,223,592	(2739.2%)
Cash flow hedges, net of income tax	-	- 289,658	100.0%
Remeasurements of employee benefit – net income tax	(440)	(21,338)	4748.8%
Comprehensive income	3,977,039	2,490,891	(37.4%)
Non-controlling interest	(78,235)	(108,803)	(39.1%)
Comprehensive income attributable to controlling interest	3,898,804	2,382,088	(38.9%)

	9M19	9M20	Change
EBITDA	7,370,338	4,053,727	(45.0%)
Comprehensive income	3,977,039	2,490,891	(37.4%)
Comprehensive income per share (pesos)	7.0892	4.4401	(37.4%)
Comprehensive income per ADS (US dollars)	3.2091	2.0099	(37.4%)

Operating income margin	52.2%	26.9%	(48.5%)
Operating income margin (excluding IFRIC 12)	57.6%	36.7%	(36.3%)
EBITDA margin	63.3%	42.6%	(32.7%)
EBITDA margin (excluding IFRIC 12)	69.6%	57.9%	(16.8%)
Costs of services and improvements / total revenues	26.1%	47.8%	83.4%
Cost of services / total revenues (excluding IFRIC 12)	18.6%	29.0%	55.8%

- Net income and comprehensive income per share were calculated based on 561,000,000 outstanding shares. U.S. dollar figures presented were converted from pesos to U.S. dollars at a rate of Ps. 22.0910 per U.S. dollar (the noon buying rate on September 30, 2020, as published by the U.S. Federal Reserve Board).
- For purposes of the consolidation of the Montego Bay airport and the Kingston airport, the average monthly exchange rate of Ps. 21.7746 per U.S. dollar for the nine months ended September 30, 2020 was used.

Revenues (9M20 vs. 9M19)

  Aeronautical services revenues decreased by Ps. 2.6 billion, or 33.1%
  Non-aeronautical services revenues decreased by Ps. 1.0 billion, or 36.0%
  Revenues from improvements to concession assets increased by Ps. 1.5 billion, or 136.5%
  Total revenues decreased by Ps. 2.1 billion, or 18.3%
  Aeronautical services revenues include:

    Revenues from the Mexican airports decreased by Ps. 2.3 billion, or 34.3%, for the nine-month period of 2020, generated mainly by an 46.5% decrease in passenger traffic, partially offset by the higher passenger fees applicable in 2020.

    Revenues from the Montego Bay airport decreased by Ps. 587.4 million, or 49.9%, compared to 9M19. This was mainly due to a 63.4% decrease in passenger traffic. This decline was offset by the higher passenger fees applicable in 2020 and the 13.2% depreciation of the Mexican peso against the U.S. dollar during the first nine months of 2020.

    The consolidation of aeronautical revenues from the Kingston airport contributed Ps. 274.7 million to revenues.

  The decrease in non-aeronautical services revenues was as follows:

    The Mexican airports decreased by Ps. 919.7 million, or 38.9%, compared to 9M19, mainly due to a decrease in revenues from businesses operated by third-parties, which declined by Ps. 521.3 million, or 35.7%, as a result of the decrease in revenues from food and beverage, duty-free stores, time shares, car rentals and rentals from commercial spaces, which jointly declined by Ps. 469.8 million or 41.1%. Businesses operated directly by the Company declined by Ps. 338.8 million, or 45.8%, mainly due to a decrease in revenues from car parking, VIP lounges and advertising. The recovery of costs declined by Ps. 59.6 million, or 37.1%.

    ii. Revenues from the Montego Bay airport decreased by Ps. 191.4 million, or 42.8% compared to 9M19, mainly due to the decline in passenger traffic.

    iii. The consolidation of the Kingston airport contributed Ps. 99.8 million to non-aeronautical revenue.

	9M19	9M20	Change
Businesses operated by third parties:
Duty-free	388,398	231,790	(40.3%)
Food and beverage	361,009	221,641	(38.6%)
Retail	282,403	186,678	(33.9%)
Car rentals	280,811	208,228	(25.8%)
Leasing of space	184,703	153,509	(16.9%)
Time shares	164,595	74,155	(54.9%)
Ground transportation	106,163	69,393	(34.6%)
Communications and financial services	66,371	48,010	(27.7%)
Other commercial revenues	46,305	55,676	20.2%
Total	1,880,759	1,249,080	(33.6%)

Businesses operated directly by us:
Car parking	283,603	160,054	(43.6%)
VIP lounges	201,532	112,574	(44.1%)
Advertising	145,039	67,105	(53.7%)
Convenience stores	119,598	76,829	(35.8%)
Total	749,772	416,562	(44.4%)
Recovery of costs	178,422	131,966	(26.0%)
Total Non-aeronautical Revenues	2,808,953	1,797,608	(36.0%)

Figures expressed in thousands of Mexican pesos.
  Revenues from improvements to concession assets2
  Revenues from improvements to concession assets (IFRIC-12) increased by Ps. 1.5 billion, or 136.5%, compared to 9M19, mainly due to an increase in the Mexican airports of Ps. 1.4 billion, or 146.6%, given that 2020 marks the beginning of the 2020-2024 Master Development Program and represents the most significant committed investment amounts to date. This also includes an increase of Ps. 16.2 million, or 19.2%, in the   Montego airport, compared to 9M19.

[1] Revenues from improvements to concession assets are recognized in accordance with International Financial Reporting Interpretation Committee 12 “Service Concession Arrangements” (IFRIC 12), but this recognition does not have a cash impact or an impact on the Company’s operating results. Amounts included as a result of the recognition of IFRIC 12 are related to construction of infrastructure in each quarter to which the Company has committed in accordance with the Company’s Master Development Programs in Mexico and Capital Development Program in Jamaica. All margins and ratios calculated using “Total Revenues” include revenues from improvements to concession assets (IFRIC 12), and, consequently, such margins and ratios may not be comparable to other ratios and margins, such as EBITDA margin, operating margin or other similar ratios that are calculated based on those results of the Company that do have a cash impact.

Total operating costs increased by Ps. 1.4 billion, or 25.0%, compared to 9M19, mainly due to the increase of Ps. 1.5 billion, or 136.5% in the cost of improvements to the concession assets (IFRIC-12). At the Kingston airport, operating costs reached Ps. 463.3 million. Excluding this line item, operating costs declined by Ps. 525.3 million, or 9.4%, compared to 9M19.

Mexican Airports:

  Operating costs increased by Ps. 1.1 billion, or 26.0%, compared to 9M19, mainly due to an increase of Ps. 1.4 billion in the cost of improvements to the concession assets (IFRIC-12). Excluding this line item, operating costs declined by Ps. 299.6 million in 9M20, due to the decrease in technical assistance fees and concession fees of Ps. 304.4 million, or 38.5%, jointly, as well as a reduction in the cost of services of Ps. 120.3 million, or 7.4%. This effect was offset by a Ps. 111.9 million, or 11.3%, increase in depreciation and amortization, among others.

The decline in the cost of services was mainly due to the following:

  Maintenance costs decreased by Ps. 117.1 million, or 34.3%, due to the partial closure of operational areas and decline in non-essential maintenance beginning in 2Q20. These measures were implemented while maintaining excellence in quality of service for our passengers.
  Security and insurance decreased by Ps. 24.1 million, or 9.9%, compared to 9M19, mainly due to the decrease in the security personnel as a result of the partial closing of some operating areas.
  Utilities decreased by Ps. 22.9 million, or 11.6%, due to the partial closing of operating areas, thereby lowering energy consumption beginning 2Q20 for Ps. 37.8 million, offset by an increase in water consumption for Ps. 16.7 million.
  Other operating expenses decreased by Ps. 7.1 million, or 2.2%, compared to 9M19, mainly due to the decline in cost of sales in the VIP lounges and convenience stores, professional service fees, travel expenses, advertising costs and expenses for FBO services, jointly for Ps. 91.9 million, or 35.5%, which was offset by the expected credit losses, as well as supplies and donations related to COVID-19, that jointly totaled Ps. 82.0 million, or 42.5%.
  Personnel expenses increased by Ps. 50.9 million, or 9.6%, due to the personnel increase that took place in the 3Q19, and which was reflected in operating costs for the 3Q20, as well as the voluntary early retirement program launched by the Company in order to complete the organizational restructuring, which was for approximately Ps. 20.2 million.

Montego Bay Airport:

  Operating costs decreased by Ps. 209.6 million, or 17.6%, compared to 9M19, mainly due to improvements to concession assets of Ps. 277.6 million, or 59.1%, and cost of services for Ps. 40.8 million, or 12.0%. These effects were offset by the increase in depreciation and amortization of Ps. 87.5 million, or 29.4%, and the increase for the costs related to improvements to concession assets (IFRIC 12) for Ps. 16.2 million.

Kingston Airport:

  The consolidation of the Kingston airport resulted in an increase in expenses of Ps. 463.3 million in 9M20, which was mainly comprised of a concession fee of Ps. 235.6 million, employee costs of Ps. 56.8 million, security and insurance costs of Ps. 49.2 million, other operating costs of Ps. 45.6 million, utility costs of Ps. 42.4 million, and maintenance expenses of Ps. 26.1 million, among others.

Operating margin went from 52.2% in 9M19 to 26.9% in 9M20. Excluding the effects of IFRIC-12, operating margin went from 57.6% in 9M19 to 36.7% in 9M20.

EBITDA margin went from 63.3% in 9M19 to 42.6% in 9M20. Excluding the effects of IFRIC-12, EBITDA margin went from 69.6% in 9M19 to 57.9% in 9M20. The nominal value of EBITDA was Ps. 4.1 billion in the first nine months of 2020.

The net financial result increased by Ps. 80.2 million, from a net expense of Ps. 487.2 million in 9M19 to a net expense of Ps. 567.4 million in 9M20. This increase was mainly the result of:

  Foreign exchange rate fluctuations, which went from a Ps. 128.6 million gain in 9M19 to a net gain of Ps. 199.5 million in 9M20, mainly due to a 0.2% appreciation of the Mexican peso against the U.S. dollar in September 2019, compared to a depreciation of 19.2% at the end of September 2020, thereby generating an increase in the foreign exchange gain of Ps. 70.9 million. The currency translation effect represented a higher gain of Ps. 1.3 billion, compared to 9M19 and is reflected in the comprehensive income.

  An increase in interest expenses of Ps. 51.7 million, compared to 9M19, mainly due to higher debt derived from the issuance of long-term bonds and bank debt during 9M20.

  Interest income decreased by Ps. 99.4 million, or 26.6%, mainly due to the reduction in the investment rates, causing a decline in interest.

Comprehensive income decreased by Ps. 1.5 billion, or 37.4%, compared to 9M19. This was mainly due to the substantial decline in passenger traffic, which also impacted revenues for the period.

Net income decreased by Ps. 2.5 billion, or 60.8% in 9M20, due to a lower operating revenue of Ps. 3.6 billion, which was offset by lower income taxes of Ps. 1.1 billion, or 73.7%, as a result of a decrease of Ps. 872.6 million in the income tax incurred, as well as the increase of Ps. 285.7 million in the benefit from deferred income tax, due to the decline in accumulated inflation, that went from 0.9% in 9M19 to 2.1% in 9M20.

Statement of Financial Position

Total assets as of September 30, 2020 increased by Ps. 9.8 billion compared to 2019, primarily due to the following items: (i) cash and equivalents of Ps. 6.1 billion; (ii) improvements to concession assets of Ps. 2.2 billion; (iii) tax accounts receivable of Ps. 586.9 million; (iv) an increase in deferred taxes of Ps. 571.5 million; and (v) client accounts receivables for Ps. 307.7 million, among others.

Total liabilities as of September 30, 2020 increased by Ps. 6.4 billion compared to the same period of 2019. This increase was primarily due to the following items: (i) payment and issuance of Ps. 5.0 billion (net) in long-term bonds, (ii) bank loans of Ps. 3.5 billion; and (iii) derivative financial instruments of Ps. 679.9 million. This was offset by: (i) dividends payable for Ps. 2.2 billion, (ii) guaranteed deposits for Ps. 495.6 million, and (iii) taxes payable for Ps. 160.1 million, among others.

Recent Events

  On September 3, 2020, the Company contracted a credit line with The Bank of Nova Scotia Jamaica Limited and The Bank of Nova Scotia for US$ 60.0 million, of which US$ 30.0 million were disbursed. The loan has a 5-year term with an optional extension of up to 2 years for up to US$ 54.0 million, with a monthly interest rate of LIBOR plus 310 basis points for 10% of the principal in month 54, the 90% at 90% maturity. The commission for disbursement is 50 basis points payable upon closing and a commission of 55 basis points over the unused funds, payable quarterly.

Company Description

Grupo Aeroportuario del Pacífico, S.A.B. de C.V. (GAP) operates 12 airports throughout Mexico’s Pacific region, including the major cities of Guadalajara and Tijuana, the four tourist destinations of Puerto Vallarta, Los Cabos, La Paz and Manzanillo, and six other mid-sized cities: Hermosillo, Guanajuato, Morelia, Aguascalientes, Mexicali and Los Mochis. In February 2006, GAP’s shares were listed on the New York Stock Exchange under the ticker symbol “PAC” and on the Mexican Stock Exchange under the ticker symbol “GAP”. In April 2015, GAP acquired 100% of Desarrollo de Concesiones Aeroportuarias, S.L., which owns a majority stake in MBJ Airports Limited, a company operating Sangster International Airport in Montego Bay, Jamaica. In October 2018, GAP entered into a concession agreement for the operation of the Norman Manley International Airport in Kingston, Jamaica and took control of the operation in October 2019.

This press release contains references to EBITDA, a financial performance measure not recognized under IFRS and which does not purport to be an alternative to IFRS measures of operating performance or liquidity. We caution investors not to place undue reliance on non-GAAP financial measures such as EBITDA, as these have limitations as analytical tools and should be considered as a supplement to, not a substitute for, the corresponding measures calculated in accordance with IFRS.

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management’s current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words “anticipates”, “believes”, “estimates”, “expects”, “plans” and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.

In accordance with Section 806 of the Sarbanes-Oxley Act of 2002 and article 42 of the “Ley del Mercado de Valores”, GAP has implemented a “whistleblower” program, which allows complainants to anonymously and confidentially report suspected activities that may involve criminal conduct or violations. The telephone number in Mexico, facilitated by a third party that is in charge of collecting these complaints, is 01 800 563 00 47. The web site is www.lineadedenuncia.com/gap. GAP’s Audit Committee will be notified of all complaints for immediate investigation.

Exhibit A: Operating results by airport (in thousands of pesos):

Airport	3Q19	3Q20	Change	9M19	9M20	Change
Guadalajara
Aeronautical services	814,534	511,304	(37.2%)	2,203,676	1,486,854	(32.5%)
Non-aeronautical services	253,117	124,227	(50.9%)	716,234	426,618	(40.4%)
Improvements to concession assets (IFRIC 12)	676,273	345,253	(48.9%)	697,061	776,820	11.4%
Total Revenues	1,743,923	980,784	(43.8%)	3,616,969	2,690,291	(25.6%)
Operating income	737,955	328,999	(55.4%)	1,926,173	996,014	(48.3%)
EBITDA	817,881	421,434	(48.5%)	2,180,140	1,271,400	(41.7%)

Tijuana
Aeronautical services	399,091	297,610	(25.4%)	1,157,327	806,134	(30.3%)
Non-aeronautical services	121,603	70,597	(41.9%)	330,557	233,815	(29.3%)
Improvements to concession assets (IFRIC 12)	5,586	191,013	3319.7%	16,757	429,779	2464.8%
Total Revenues	526,280	559,219	6.3%	1,504,642	1,469,729	(2.3%)
Operating income	328,779	191,116	(41.9%)	929,142	496,414	(46.6%)
EBITDA	381,598	255,741	(33.0%)	1,085,763	685,116	(36.9%)

Los Cabos
Aeronautical services	314,164	194,119	(38.2%)	1,025,123	668,924	(34.7%)
Non-aeronautical services	191,627	76,355	(60.2%)	588,060	329,332	(44.0%)
Improvements to concession assets (IFRIC 12)	61,775	216,466	250.4%	185,325	487,049	162.8%
Total Revenues	567,566	486,940	(14.2%)	1,798,508	1,485,305	(17.4%)
Operating income	306,055	107,858	(64.8%)	1,045,603	500,133	(52.2%)
EBITDA	363,829	175,129	(51.9%)	1,219,989	699,397	(42.7%)

Puerto Vallarta
Aeronautical services	227,336	103,106	(54.6%)	888,290	587,644	(33.8%)
Non-aeronautical services	101,517	34,450	(66.1%)	348,785	205,160	(41.2%)
Improvements to concession assets (IFRIC 12)	2,972	151,609	5000.6%	8,917	341,120	3725.5%
Total Revenues	331,825	289,165	(12.9%)	1,245,992	1,133,923	(9.0%)
Operating income	185,838	29,003	(84.4%)	793,177	416,505	(47.5%)
EBITDA	223,248	71,792	(67.8%)	909,676	541,774	(40.4%)

Montego Bay
Aeronautical services	357,739	82,213	(77.0%)	1,176,435	589,003	(49.9%)
Non-aeronautical services	149,650	52,190	(65.1%)	447,253	255,863	(42.8%)
Improvements to concession assets (IFRIC 12)	26,233	20,996	(20.0%)	84,210	100,373	19.2%
Total Revenues	533,622	155,399	(70.9%)	1,707,898	945,239	(44.7%)
Operating income (loss)	140,690	(100,017)	(171.1%)	518,497	(32,927)	(106.4%)
EBITDA	242,119	31,336	(87.1%)	815,893	351,970	(56.9%)

Exhibit A: Operating results by airport (in thousands of pesos): (continued)

Airport	3Q19	3Q20	Change	9M19	9M20	Change
Guanajuato
Aeronautical services	149,323	74,120	(50.4%)	435,105	237,834	(45.3%)
Non-aeronautical services	48,300	20,484	(57.6%)	131,762	84,437	(35.9%)
Improvements to concession assets (IFRIC 12)	817	43,293	5201.1%	2,450	97,408	3875.8%
Total Revenues	198,440	137,897	(30.5%)	569,317	419,679	(26.3%)
Operating income	131,831	36,915	(72.0%)	376,372	150,895	(59.9%)
EBITDA	148,192	55,214	(62.7%)	427,798	204,707	(52.1%)

Hermosillo
Aeronautical services	84,047	39,962	(52.5%)	245,746	140,245	(42.9%)
Non-aeronautical services	24,308	11,473	(52.8%)	70,065	47,283	(32.5%)
Improvements to concession assets (IFRIC 12)	832	5,796	596.6%	2,496	13,042	422.5%
Total Revenues	109,187	57,231	(47.6%)	318,308	200,570	(37.0%)
Operating income (loss)	42,761	(2,351)	(105.5%)	128,671	29,441	(77.1%)
EBITDA	60,542	16,829	(72.2%)	185,154	86,552	(53.3%)

Others (1)
Aeronautical services	221,283	224,212	1.3%	644,912	685,664	6.3%
Non-aeronautical services	60,229	54,350	(9.8%)	176,236	215,101	22.1%
Improvements to concession assets (IFRIC 12)	23,061	122,874	432.8%	69,182	276,465	299.6%
Total Revenues	304,573	401,435	31.8%	890,330	1,177,230	32.2%
Operating income (loss)	88,039	(44,549)	(150.6%)	252,751	(60,111)	(123.8%)
EBITDA	136,290	16,096	(88.2%)	400,198	118,860	(70.3%)

Total
Aeronautical services	2,567,517	1,526,645	(40.5%)	7,776,615	5,202,303	(33.1%)
Non-aeronautical services	950,353	444,126	(53.3%)	2,808,953	1,797,608	(36.0%)
Improvements to concession assets (IFRIC 12)	797,548	1,097,300	37.6%	1,066,398	2,522,058	136.5%
Total Revenues	4,315,417	3,068,071	(28.9%)	11,651,966	9,521,969	(18.3%)
Operating income	1,961,948	546,974	(72.1%)	5,970,385	2,496,364	(58.2%)
EBITDA	2,373,697	1,043,572	(56.0%)	7,224,611	3,959,777	(45.2%)

(1) Others include the operating results of the Aguascalientes, La Paz, Los Mochis, Manzanillo, Mexicali, Morelia and Kingston airports.

Exhibit B: Consolidated statement of financial position as of September 30 (in thousands of pesos):

	2019	2020	Change	%
Assets
Current assets
Cash and cash equivalents	9,118,556	15,220,432	6,101,876	66.9%
Trade accounts receivable - net	1,029,394	1,337,069	307,675	29.9%
Other current assets	367,930	955,218	587,288	159.6%
Total current assets	10,515,880	17,512,719	6,996,839	66.5%

Advanced payments to suppliers	138,115	395,746	257,631	186.5%
Machinery, equipment and improvements to leased buildings - net	2,460,484	2,077,750	(382,734)	(15.6%)
Improvements to concession assets - net	11,257,021	13,453,827	2,196,806	19.5%
Airport concessions - net	11,048,433	11,171,190	122,757	1.1%
Rights to use airport facilities - net	1,373,547	1,300,151	(73,396)	(5.3%)
Deferred income taxes	5,445,975	6,017,493	571,518	10.5%
Other non-current assets	161,899	256,914	95,016	58.7%
Total assets	42,401,354	52,185,790	9,784,437	23.1%

Liabilities
Current liabilities	6,153,004	8,433,190	2,280,185	37.1%
Long-term liabilities	16,516,766	20,592,268	4,075,502	24.7%
Total liabilities	22,669,770	29,025,457	6,355,688	28.0%

Stockholders’ Equity
Common stock	6,185,082	6,185,082	-	0.0%
Legal reserve	1,592,552	1,592,552	-	0.0%
Net income	3,943,311	1,608,717	(2,334,594)	(59.2%)
Retained earnings	4,580,118	9,940,035	5,359,917	117.0%
Reserve for share repurchase	3,283,374	3,283,374	-	0.0%
Repurchased shares	(1,733,374)	(1,733,374)	-	0.0%
Foreign currency translation reserve	731,552	1,610,358	878,806	120.1%
Remeasurements of employee benefit – Net	7,570	(14,732)	(22,302)	(294.6%)
Cash flow hedges- Net	-	(461,752)	(461,752)	100.0%
Total controlling interest	18,590,185	22,010,260	3,420,075	18.4%
Non-controlling interest	1,141,400	1,150,073	8,673	0.8%
Total stockholder’s equity	19,731,586	23,160,333	3,428,748	17.4%

Total liabilities and stockholders’ equity	42,401,354	52,185,790	9,784,437	23.1%

The non-controlling interest corresponds to the 25.5% stake held in the Montego Bay airport by Vantage Airport Group Limited (“Vantage”).

Exhibit C: Consolidated statement of cash flows (in thousands of pesos):

	3Q19	3Q20	Change	9M19	9M20	Change
Cash flows from operating activities:
Consolidated net income	1,362,719	352,440	(74.1%)	4,023,841	1,578,295	(60.8%)

Post-employment benefit costs	2,282	13,640	497.7%	9,211	20,306	120.5%
Allowance expected credit loss	(920)	26,026	(2928.9%)	24,167	113,076	367.9%
Depreciation and amortization	439,691	506,982	15.3%	1,287,131	1,494,213	16.1%
(Gain) loss on sale of machinery, equipment and improvements to leased assets	(879)	(1,780)	102.5%	1,183	(15,979)	(1450.2%)
Interest expense	301,661	409,472	35.7%	849,182	1,035,733	22.0%
Share of profit of associate	5	-	(100.0%)	12	3	(73.9%)
Provisions	1,770	885	(50.0%)	5,160	(460)	(108.9%)
Income tax expense	470,746	(7,432)	(101.6%)	1,572,150	413,839	(73.7%)
Unrealized exchange loss	108,000	(140,455)	(230.1%)	37,536	512,265	1264.7%
Net loss on derivative financial instruments	83,052	(10,579)	(112.7%)	181,911	48,175	(73.5%)
	2,768,126	1,149,199	(58.5%)	7,991,483	5,199,466	(34.9%)
Changes in working capital:
(Increase) decrease in
Trade accounts receivable	71,449	(300,072)	(520.0%)	340,773	82,272	(75.9%)
Recoverable tax on assets and other assets	(9,860)	(167,127)	1595.0%	(112,028)	(625,184)	458.1%
Increase (decrease) in
Concession taxes payable	14,364	16,128	12.3%	(135,755)	(360,201)	165.3%
Accounts payable	105,274	(321,158)	(405.1%)	(44,023)	(664,481)	1409.4%
Cash generated (used) by operating activities	2,949,354	376,970	(87.2%)	8,040,452	3,631,872	(54.8%)
Income taxes paid	(560,749)	(213,213)	(62.0%)	(1,627,565)	(842,569)	(48.2%)
Net cash flows provided by operating activities	2,388,605	163,757	(93.1%)	6,412,886	2,789,303	(56.5%)

Cash flows from investing activities:
Machinery, equipment and improvements to concession assets	(932,010)	(1,017,214)	9.1%	(1,776,637)	(2,261,509)	27.3%
Cash flows from sales of machinery and equipment	1,051	2,993	184.8%	1,759	3,185	81.1%
Other investment activities	27,369	(9,114)	(133.3%)	1,795	(64,116)	(3671.0%)
Acquisition business	(9,586)	-	0.0%	-	-	0.0%
Net cash used by investment activities	(913,177)	(1,023,335)	12.1%	(1,773,083)	(2,322,439)	31.0%

Cash flows from financing activities:
Dividends declared and paid	(2,212,673)	-	(100.0%)	(2,212,673)	-	(100.0%)
Capital distribution	-	-	0.0%	(1,592,494)	-	(100.0%)
Debt securities	-	-	0.0%	3,000,000	7,200,000	140.0%
Payment from Debt securities	-	-	0.0%	-	(2,200,000)	100.0%
Interest paid	(377,153)	(379,636)	0.7%	(923,448)	(988,052)	7.0%
Bank Loans	-	654,396	100.0%	96,274	2,805,660	2814.2%
Interest paid on lease	(898)	(626)	(30.3%)	(2,885)	(2,018)	(30.0%)
Payments of obligations for leasing	(3,649)	(3,133)	(14.1%)	(12,042)	(9,949)	(17.4%)
Net cash flows used in financing activities	(2,594,373)	271,001	(110.4%)	(1,647,268)	6,805,641	(513.1%)

Effects of exchange rate changes on cash held	13,099	60,180	359.4%	(25,436)	447,735	(1860.3%)
Net increase in cash and cash equivalents	(1,105,846)	(528,397)	(52.2%)	2,967,100	7,720,239	160.2%
Cash and cash equivalents at beginning of year	10,224,400	15,748,829	54.0%	6,151,457	7,500,193	21.9%
Cash and cash equivalents at the end of year	9,118,556	15,220,432	66.9%	9,118,556	15,220,432	66.9%

Exhibit D: Consolidated statements of profit or loss and other comprehensive income (in thousands of pesos):

	3Q19	3Q20	Change	9M19	9M20	Change
Revenues
Aeronautical services	2,567,517	1,526,645	(40.5%)	7,776,615	5,202,303	(33.1%)
Non-aeronautical services	950,353	444,126	(53.3%)	2,808,953	1,797,608	(36.0%)
Improvements to concession assets (IFRIC 12)	797,548	1,097,300	37.6%	1,066,398	2,522,058	136.5%
Total revenues	4,315,418	3,068,071	(28.9%)	11,651,966	9,521,968	(18.3%)

Operating costs
Costs of services:	670,350	650,245	(3.0%)	1,971,293	2,030,357	3.0%
Employee costs	205,622	248,704	21.0%	628,738	735,170	16.9%
Maintenance	141,467	83,742	(40.8%)	402,269	295,547	(26.5%)
Safety, security & insurance	105,657	108,553	2.7%	310,100	337,958	9.0%
Utilities ; vertical-align: middle; vertical-align: bottom ; ">104,375	101,137	(3.1%)	269,633	272,456	1.0%
Other operating expenses	113,229	108,109	(4.5%)	360,553	389,226	8.0%

Technical assistance fees	115,795	58,254	(49.7%)	345,013	199,296	(42.2%)
Concession taxes	297,308	176,469	(40.6%)	915,461	714,896	(21.9%)
Depreciation and amortization	439,691	506,982	15.3%	1,287,131	1,494,213	16.1%
Cost of improvements to concession assets (IFRIC 12)	797,548	1,097,300	37.6%	1,066,398	2,522,058	136.5%
Other income	(7,605)	(7,387)	(2.9%)	(16,538)	1,635	(109.9%)
Total operating costs	2,313,087	2,481,863	7.3%	5,568,758	6,962,454	25.0%
Income from operations	2,002,331	586,208	(70.7%)	6,083,208	2,559,514	(57.9%)

Financial Result	(168,861)	(241,200)	42.8%	(487,208)	(567,383)	16.5%
Share of loss of associates	(5)	-	100.0%	(12)	3	125.0%
Income before income taxes	1,833,465	345,008	(81.2%)	5,595,987	1,992,134	(64.4%)
Income taxes	(470,746)	7,432	(101.6%)	(1,572,146)	(413,839)	(73.7%)
Net income	1,362,719	352,440	(74.1%)	4,023,841	1,578,295	(60.8%)
Currency translation effect	93,377	(127,539)	(236.6%)	(46,362)	1,223,592	(2739.2%)
Cash flow hedges, net of income tax	-	58,447	100.0%	-	(289,658)	100.0%
Remeasurements of employee benefit – net income tax	(147)	(11,633)	7813.6%	(440)	(21,338)	4748.8%
Comprehensive income	1,455,949	271,715	(81.3%)	3,977,039	2,490,891	(37.4%)
Non-controlling interest	(33,307)	55,306	266.1%	(78,235)	(108,803)	(39.1%)
Comprehensive income attributable to controlling interest	1,422,642	327,021	(77.0%)	3,898,804	2,382,088	(38.9%)

	3Q19	3Q20	Change	9M19	9M20	Change
EBITDA	2,442,022	1,093,190	(55.2%)	7,370,338	4,053,727	(45.0%)
Comprehensive income	1,455,949	271,715	(81.3%)	3,977,039	2,490,891	(37.4%)
Comprehensive income per share (pesos)	2.5953	0	(81.3%)	7.0892	4	(37.4%)
Comprehensive income per ADS (US dollars)	1.1748	0.22	(81.3%)	3.2091	2.01	(37.4%)

Operating income margin	46.4%	19.1%	(58.8%)	52.2%	26.9%	(48.5%)
Operating income margin (excluding IFRIC 12)	56.9%	29.7%	(47.7%)	57.6%	36.7%	(36.3%)
EBITDA margin	56.6%	35.6%	(37.0%)	63.3%	42.6%	(32.7%)
EBITDA margin (excluding IFRIC 12)	69.5%	55.6%	(20.2%)	69.6%	57.9%	(16.8%)
Costs of services and improvements / total revenues	34.0%	57.0%	67.5%	26.1%	47.8%	83.4%
Cost of services / total revenues (excluding IFRIC 12)	19.1%	33.0%	73.1%	18.6%	29.0%	55.8%

The non-controlling interest corresponds to the 25.5% stake held in the Montego Bay airport by Vantage Airport Group Limited (“Vantage”).

Exhibit E: Consolidated stockholders’ equity (in thousands of pesos):

	Common Stock	Legal Reserve	Reserve for Share Repurchase	Repurchased Shares	Retained Earnings	Other comprehensive income	Total controlling interest	Non-controlling interest	Total Stockholders’ Equity
Balance as of January 1, 2019	7,777,576	1,345,711	2,983,374	(1,733,374)	9,552,069	783,629	20,708,985	1,063,165	21,772,150
Transfer of earnings	-	246,840	-	-	(246,840)	-	-	-	-
Dividends declared	-	-	-	-	(4,425,111)	-	(4,425,111)	-	(4,425,111)
Reserve for repurchase of share	-	-	300,000	-	(300,000)	-	-	-	-
Capital distribution	(1,592,494)	-	-	-	-	-	(1,592,494)	-	(1,592,494)
Comprehensive income:
Net income	-	-	-	-	3,943,311	-	3,943,311	80,530	4,023,841
Foreign currency translation reserve	-	-	-	-	-	(44,068)	(44,068)	(2,294)	(46,362)
Remeasurements of employee benefit – Net	-	-	-	-	-	(440)	(440)	-	(440)
Balance as of September 30, 2019	6,185,082	1,592,551	3,283,374	(1,733,374)	8,523,429	739,120	18,590,185	1,141,400	19,731,584

Balance as of January 1, 2020	6,185,082	1,592,551	3,283,374	(1,733,374)	9,940,035	360,504	19,628,172	1,041,271	20,669,443
Comprehensive income:
Net income	-	-	-	-	1,608,717	-	1,608,717	(30,423)	1,578,294
Foreign currency translation reserve	-	-	-	-	-	1,084,366	1,084,366	139,226	1,223,592
Remeasurements of employee benefit – Net	-	-	-	-	-	(21,338)	(21,338)	-	(21,338)
Reserve for cash flow hedges – Net of income tax	-	-	-	-	-	(289,658)	(289,658)	-	(289,658)
Balance as of September 30, 2020	6,185,082	1,592,551	3,283,374	(1,733,374)	11,548,752	1,133,874	22,010,258	1,150,074	23,160,333

For presentation purposes, the 25.5% stake in Desarrollo de Concesiones Aeroportuarias, S.L. (“DCA”) held by Vantage appears in the Stockholders’ Equity of the Company as a non-controlling interest.

As a part of the adoption of IFRS, the effects of inflation on common stock recognized pursuant to Mexican Financial Reporting Standards (MFRS) through June 30, 2007 were reclassified as retained earnings because accumulated inflation recognized under MFRS is not considered hyperinflationary according to IFRS. For Mexican legal and tax purposes, Grupo Aeroportuario del Pacífico, S.A.B. de C.V., as an individual entity, will continue preparing separate financial information under MFRS. Therefore, for any transaction between the Company and its shareholders related to stockholders’ equity, the Company must take into consideration the accounting balances prepared under MFRS as an individual entity and determine the tax impact under tax laws applicable in Mexico, which requires the use of MFRS. For purposes of reporting to stock exchanges, the consolidated financial statements will continue being prepared in accordance with IFRS, as issued by the IASB.

Exhibit F: Other operating data:

	3Q19	3Q20	Change	9M19	9M20	Change
Total passengers	11,863.4	5,718.9	(51.8%)	35,960.2	19,110.2	(46.9%)
Total cargo volume (in WLUs)	532.2	534.7	0.5%	1,612.1	1,549.6	(3.9%)
Total WLUs	12,395.6	6,253.6	(49.6%)	37,572.2	20,659.8	(45.0%)

Aeronautical & non aeronautical services per passenger (pesos)	296.5	344.6	16.2%	294.4	366.3	24.4%
Aeronautical services per WLU (pesos)	207.1	244.1	17.9%	207.0	251.8	21.7%
Non aeronautical services per passenger (pesos)	80.1	77.7	(3.1%)	78.1	94.1	20.4%
Cost of services per WLU (pesos)	54.1	104.0	92.3%	52.5	98.3	87.3%

WLU = Workload units represent passenger traffic plus cargo units (1 cargo unit = 100 kilograms of cargo).

IR Contacts:
Saúl Villarreal, Chief Financial Officer	svillarreal@aeropuertosgap.com.mx
Alejandra Soto, IR and Financial Planning Manager	asoto@aeropuertosgap.com.mx
Gisela Murillo, Investor Relations	gmurillo@aeropuertosgap.com.mx / +523338801100 ext. 20294
Maria Barona, i-advize Corporate Communications	mbarona@i-advize.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Grupo Aeroportuario del Pacífico, S.A.B. de C.V.
(Registrant)

Date: October 29, 2020	/s/ SAÚL VILLARREAL GARCÍA
Saúl Villarreal García
Chief Financial Officer